Press Release

Celebrating 100 years

CN reports record second-quarter financial results

Railway achieved record Q2 diluted earnings per share (EPS)

MONTREAL, July 23, 2019 — CN (TSX: CNR) (NYSE: CNI) today reported its financial and operating results for the second quarter ended June 30, 2019.

“The CN team delivered record second-quarter results, and we remain optimistic on CN's volume prospects in the second half of the year while maintaining our vigilance on costs,” said JJ Ruest, president and chief executive officer of CN. “Our focus on delivering profitable growth and advanced technologies to modernize our scheduled railroading model is expected to continue driving long-term value creation for our shareholders.”

Financial results highlights
Second-quarter 2019 compared to second-quarter 2018

•	CN attained record second-quarter diluted EPS, as well as record quarterly revenues, operating income and adjusted diluted EPS. (1)

•	Revenues increased by nine per cent to C$3,959 million.

•	Diluted EPS increased by six per cent to C$1.88 and adjusted diluted EPS increased by 15 per cent to
C$1.73. (1)

•	Operating ratio of 57.5 per cent, an improvement of 0.7 points.

•	Operating income increased by 11 per cent to C$1,682 million.

Reaffirmed 2019 financial outlook (2)
CN still aims to deliver 2019 adjusted diluted EPS growth in the low double-digit range this year versus last year's adjusted diluted EPS of C$5.50 (1) and continues to assume mid single-digit volume growth in 2019 in terms of revenue ton miles (RTMs).

Second-quarter 2019 revenues, traffic volumes and expenses
Revenues for the second quarter of 2019 were C$3,959 million, an increase of C$328 million or nine per cent, when compared to the same period in 2018. The increase in revenues was mainly due to the inclusion of TransX in the intermodal commodity group, the positive translation impact of a weaker Canadian dollar, freight rate increases, and higher volumes primarily from petroleum crude and Canadian and U.S. grain, which were partly offset by lower volumes of frac sand, lumber and potash.

RTMs, measuring the relative weight and distance of freight transported by CN, increased by two per cent from the year-earlier period. Freight revenue per RTM increased by eight per cent over the year-earlier period, mainly driven by the inclusion of TransX, the positive translation impact of a weaker Canadian dollar and freight rate increases.

Operating expenses for the second quarter increased by eight per cent to C$2,277 million, mainly driven by the inclusion of TransX, the negative translation impact of a weaker Canadian dollar, and higher costs resulting from increased volumes of traffic.

CN | 2019 Quarterly Review – Second Quarter 1

Press Release

(1) Non-GAAP Measures
CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). CN also uses non-GAAP measures in this news release that do not have any standardized meaning prescribed by GAAP, such as adjusted performance measures. These non-GAAP measures may not be comparable to similar measures presented by other companies. For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the attached supplementary schedule, Non-GAAP Measures.

CN's full-year adjusted diluted EPS outlook (2) excludes the expected impact of certain income and expense items, as well as those items noted in the reconciliation tables provided in the attached supplementary schedule, Non-GAAP Measures. However, management cannot individually quantify on a forward-looking basis the impact of these items on its EPS because these items, which could be significant, are difficult to predict and may be highly variable. As a result, CN does not provide a corresponding GAAP measure for, or reconciliation to, its adjusted diluted EPS outlook.

(2) Forward-Looking Statements
Certain statements included in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. By their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes," "expects," "anticipates," "assumes," "outlook," "plans," "targets," or other similar words.

2019 key assumptions
CN has made a number of economic and market assumptions in preparing its 2019 outlook. The Company now assumes that North American industrial production for the year will increase by approximately one per cent (compared to its June 4, 2019 assumption of approximately two per cent), and assumes U.S. housing starts of approximately 1.25 million units and U.S. motor vehicle sales of approximately 17 million units. For the 2018/2019 crop year, the grain crops in both Canada and the United States were in line with their respective three-year averages. The Company assumes that the 2019/2020 grain crop in Canada will be in line with the three-year average and now assumes that the 2019/2020 grain crop in the United States will be below the three-year average (compared to its June 4, 2019 assumption that the 2019/2020 grain crop in the United States would be in line with the three-year average). CN assumes total RTMs in 2019 will increase in the mid single digits versus 2018. CN assumes continued pricing above rail inflation. CN assumes that in 2019, the value of the Canadian dollar in U.S. currency will be approximately $0.75, and assumes that in 2019 the average price of crude oil (West Texas Intermediate) will be in the range of US$60 to US$65 per barrel. In 2019, CN plans to invest approximately C$3.9 billion in its capital program, of which C$1.6 billion is targeted toward track and railway infrastructure maintenance.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause the actual results or performance of the Company to be materially different from the outlook or any future results or performance implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to Management's Discussion and Analysis (MD&A) in CN's annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN's website, for a description of major risk factors.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

This earnings news release, as well as additional information, including the Financial Statements, Notes thereto and MD&A, is contained in CN’s Quarterly Review available on the Company's website at www.cn.ca/financial-results and on SEDAR at www.sedar.com as well as on the U.S. Securities and Exchange Commission's website at www.sec.gov through EDGAR.

2 CN | 2019 Quarterly Review – Second Quarter

Press Release

CN is a true backbone of the economy transporting more than C$250 billion worth of goods annually for a wide range of business sectors, ranging from resource products to manufactured products to consumer goods, across a rail network of approximately 20,000 route-miles spanning Canada and mid-America. CN – Canadian National Railway Company, along with its operating railway subsidiaries – serves the cities and ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the metropolitan areas of Toronto, Edmonton, Winnipeg, Calgary, Chicago, Memphis, Detroit, Duluth, Minn./Superior, Wis., and Jackson, Miss., with connections to all points in North America. For more information about CN, visit the Company's website at www.cn.ca.

Contacts:
Media	Investment Community
Jonathan Abecassis	Paul Butcher
Senior Manager	Vice-President
Media Relations	Investor Relations
(514) 399-7956	(514) 399-0052

CN | 2019 Quarterly Review – Second Quarter 3

Selected Railroad Statistics – unaudited

	Three months ended June 30		Six months ended June 30
	2019	2018	2019	2018
Financial measures
Key financial performance indicators (1)
Total revenues ($ millions)	3,959	3,631	7,503	6,825
Freight revenues ($ millions)	3,759	3,418	7,172	6,484
Operating income ($ millions)	1,682	1,519	2,762	2,549
Adjusted operating income ($ millions) (2)	1,682	1,519	2,846	2,549
Net income ($ millions)	1,362	1,310	2,148	2,051
Adjusted net income ($ millions) (2)	1,250	1,120	2,098	1,861
Diluted earnings per share ($)	1.88	1.77	2.96	2.77
Adjusted diluted earnings per share ($) (2)	1.73	1.51	2.90	2.51
Free cash flow ($ millions) (2)	513	974	799	1,296
Gross property additions ($ millions)	1,182	840	2,100	1,265
Share repurchases ($ millions)	445	385	877	1,016
Dividends per share ($)	0.5375	0.4550	1.0750	0.9100
Financial position (1)
Total assets ($ millions)	43,002	39,805	43,002	39,805
Total liabilities ($ millions)	25,020	22,436	25,020	22,436
Shareholders' equity ($ millions)	17,982	17,369	17,982	17,369
Financial ratio
Operating ratio (%)	57.5	58.2	63.2	62.7
Adjusted operating ratio (%) (2)	57.5	58.2	62.1	62.7
Operational measures (3)
Statistical operating data
Gross ton miles (GTMs) (millions)	127,606	123,540	243,465	236,580
Revenue ton miles (RTMs) (millions)	64,329	63,021	123,396	120,206
Carloads (thousands)	1,538	1,506	2,956	2,914
Route miles (includes Canada and the U.S.)	19,500	19,500	19,500	19,500
Employees (end of period)	27,215	25,654	27,215	25,654
Employees (average for the period)	27,116	25,275	26,570	24,871
Key operating measures
Freight revenue per RTM (cents)	5.84	5.42	5.81	5.39
Freight revenue per carload ($)	2,444	2,270	2,426	2,225
GTMs per average number of employees (thousands)	4,706	4,888	9,163	9,512
Operating expenses per GTM (cents)	1.78	1.71	1.95	1.81
Labor and fringe benefits expense per GTM (cents)	0.53	0.52	0.61	0.58
Diesel fuel consumed (US gallons in millions)	114.9	113.7	232.4	226.5
Average fuel price ($/US gallon)	3.31	3.37	3.17	3.26
GTMs per US gallon of fuel consumed	1,111	1,087	1,048	1,045
Car velocity (car miles per day)	214	196	192	177
Through dwell (hours)	7.2	8.1	7.9	9.0
Through network train speed (miles per hour)	19.0	18.2	18.0	17.7
Locomotive utilization (trailing GTMs per total horsepower)	212	213	199	207
Safety indicators (4)
Injury frequency rate (per 200,000 person hours)	1.60	1.62	1.92	1.87
Accident rate (per million train miles)	1.41	2.48	2.22	2.33

(1)	Amounts expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles (GAAP), unless otherwise noted.

(2)	See supplementary schedule entitled Non-GAAP Measures for an explanation of these non-GAAP measures.

(3)
Statistical operating data, key operating measures and safety indicators are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available. Definitions of these indicators are provided on CN's website, www.cn.ca/glossary.

(4)	Based on Federal Railroad Administration (FRA) reporting criteria.

4 CN | 2019 Quarterly Review – Second Quarter

Supplementary Information – unaudited

	Three months ended June 30				Six months ended June 30
	2019	2018	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (1)	2019	2018	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (1)
Revenues ($ millions) (2)
Petroleum and chemicals	775	616	26%	23%	1,510	1,180	28%	24%
Metals and minerals	440	447	(2%)	(4%)	861	835	3%	—%
Forest products	487	490	(1%)	(3%)	943	912	3%	—%
Coal	177	175	1%	—%	340	317	7%	5%
Grain and fertilizers	641	591	8%	7%	1,218	1,130	8%	6%
Intermodal	992	863	15%	14%	1,842	1,677	10%	8%
Automotive	247	236	5%	2%	458	433	6%	2%
Total freight revenues	3,759	3,418	10%	8%	7,172	6,484	11%	8%
Other revenues	200	213	(6%)	(8%)	331	341	(3%)	(6%)
Total revenues	3,959	3,631	9%	7%	7,503	6,825	10%	7%
Revenue ton miles (RTMs) (millions) (3)
Petroleum and chemicals	14,357	11,553	24%	24%	27,106	22,172	22%	22%
Metals and minerals	6,832	7,544	(9%)	(9%)	13,402	14,482	(7%)	(7%)
Forest products	7,271	7,922	(8%)	(8%)	14,089	14,883	(5%)	(5%)
Coal	4,699	4,734	(1%)	(1%)	8,993	8,442	7%	7%
Grain and fertilizers	15,045	14,585	3%	3%	28,912	28,190	3%	3%
Intermodal	15,034	15,533	(3%)	(3%)	28,882	29,901	(3%)	(3%)
Automotive	1,091	1,150	(5%)	(5%)	2,012	2,136	(6%)	(6%)
Total RTMs	64,329	63,021	2%	2%	123,396	120,206	3%	3%
Freight revenue / RTM (cents) (2) (3)
Petroleum and chemicals	5.40	5.33	1%	(1%)	5.57	5.32	5%	1%
Metals and minerals	6.44	5.93	9%	6%	6.42	5.77	11%	8%
Forest products	6.70	6.19	8%	5%	6.69	6.13	9%	6%
Coal	3.77	3.70	2%	1%	3.78	3.76	1%	(2%)
Grain and fertilizers	4.26	4.05	5%	3%	4.21	4.01	5%	3%
Intermodal	6.60	5.56	19%	17%	6.38	5.61	14%	12%
Automotive	22.64	20.52	10%	7%	22.76	20.27	12%	9%
Total freight revenue / RTM	5.84	5.42	8%	6%	5.81	5.39	8%	5%
Carloads (thousands) (3)
Petroleum and chemicals	174	155	12%	12%	342	308	11%	11%
Metals and minerals	269	265	2%	2%	504	507	(1%)	(1%)
Forest products	100	109	(8%)	(8%)	196	209	(6%)	(6%)
Coal	90	86	5%	5%	170	166	2%	2%
Grain and fertilizers	167	162	3%	3%	316	307	3%	3%
Intermodal	663	657	1%	1%	1,287	1,281	—%	—%
Automotive	75	72	4%	4%	141	136	4%	4%
Total carloads	1,538	1,506	2%	2%	2,956	2,914	1%	1%
Freight revenue / carload ($) (2) (3)
Petroleum and chemicals	4,454	3,974	12%	9%	4,415	3,831	15%	12%
Metals and minerals	1,636	1,687	(3%)	(6%)	1,708	1,647	4%	—%
Forest products	4,870	4,495	8%	5%	4,811	4,364	10%	7%
Coal	1,967	2,035	(3%)	(4%)	2,000	1,910	5%	3%
Grain and fertilizers	3,838	3,648	5%	3%	3,854	3,681	5%	3%
Intermodal	1,496	1,314	14%	12%	1,431	1,309	9%	8%
Automotive	3,293	3,278	—%	(2%)	3,248	3,184	2%	(1%)
Total freight revenue / carload	2,444	2,270	8%	5%	2,426	2,225	9%	6%

(1)	See supplementary schedule entitled Non-GAAP Measures for an explanation of this non-GAAP measure.

(2)	Amounts expressed in Canadian dollars.

(3)	Statistical operating data and related key operating measures are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available.

CN | 2019 Quarterly Review – Second Quarter 5

Non-GAAP Measures – unaudited

In this supplementary schedule, the "Company" or "CN" refers to Canadian National Railway Company, together with its wholly-owned subsidiaries. Financial information included in this schedule is expressed in Canadian dollars, unless otherwise noted.
CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). The Company also uses non-GAAP measures that do not have any standardized meaning prescribed by GAAP, including adjusted performance measures, constant currency, free cash flow and adjusted debt-to-adjusted EBITDA multiple. These non-GAAP measures may not be comparable to similar measures presented by other companies. From management's perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company's results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP.

Adjusted performance measures

Management believes that adjusted net income, adjusted earnings per share, adjusted operating income and adjusted operating ratio are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of CN's normal day-to-day operations and could distort the analysis of trends in business performance. Management uses adjusted performance measures, which exclude certain income and expense items in its results that management believes are not reflective of CN's underlying business operations, to set performance goals and as a means to measure CN's performance. The exclusion of such income and expense items in these measures does not, however, imply that these items are necessarily non-recurring. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
For the three and six months ended June 30, 2019, the Company's adjusted net income was $1,250 million, or $1.73 per diluted share, and $2,098 million, or $2.90 per diluted share, respectively. The adjusted figures for the three and six months ended June 30, 2019 exclude a deferred income tax recovery of $112 million ($0.15 per diluted share), resulting from the enactment of a lower provincial corporate income tax rate. The adjusted figures for the six months ended June 30, 2019 also exclude a depreciation and amortization expense of $84 million, or $62 million after-tax ($0.09 per diluted share) in the first quarter, related to costs previously capitalized for a Positive Train Control (PTC) back office system following the deployment of a replacement system.
For the three and six months ended June 30, 2018, the Company's adjusted net income was $1,120 million, or $1.51 per diluted share, and $1,861 million, or $2.51 per diluted share, respectively. The adjusted figures for the three and six months ended June 30, 2018 exclude a gain on transfer of the Company’s capital lease in the passenger rail facilities in downtown Montreal together with its interests in related railway operating agreements (the “Central Station Railway Lease”) of $184 million, or $156 million after-tax ($0.21 per diluted share), and a gain on disposal of land located in Calgary, excluding the rail fixtures (the “Calgary Industrial Lead”), of $39 million, or $34 million after-tax ($0.05 per diluted share).
The following table provides a reconciliation of net income and earnings per share, as reported for the three and six months ended June 30, 2019 and 2018, to the adjusted performance measures presented herein:

	Three months ended June 30		Six months ended June 30
In millions, except per share data	2019	2018	2019	2018
Net income	$1,362	$1,310	$2,148	$2,051
Adjustments:
Depreciation and amortization	—	—	84	—
Other income	—	(223)	—	(223)
Income tax expense (recovery) (1)	(112)	33	(134)	33
Adjusted net income	$1,250	$1,120	$2,098	$1,861
Basic earnings per share	$1.89	$1.78	$2.97	$2.78
Impact of adjustments, per share	(0.16)	(0.26)	(0.07)	(0.26)
Adjusted basic earnings per share	$1.73	$1.52	$2.90	$2.52
Diluted earnings per share	$1.88	$1.77	$2.96	$2.77
Impact of adjustments, per share	(0.15)	(0.26)	(0.06)	(0.26)
Adjusted diluted earnings per share	$1.73	$1.51	$2.90	$2.51

(1)	The tax effect of adjustments reflects tax rates in the applicable jurisdiction and the nature of the item for tax purposes.

6 CN | 2019 Quarterly Review – Second Quarter

Non-GAAP Measures – unaudited

The following table provides a reconciliation of operating income and operating ratio, as reported for the three and six months ended June 30, 2019 and 2018, to the adjusted performance measures presented herein:

	Three months ended June 30		Six months ended June 30
In millions, except percentage	2019	2018	2019	2018
Operating income	$1,682	$1,519	$2,762	$2,549
Adjustment: Depreciation and amortization	—	—	84	—
Adjusted operating income	$1,682	$1,519	$2,846	$2,549
Operating ratio (1)	57.5%	58.2%	63.2%	62.7%
Impact of adjustment	—	—	(1.1)-pts	—
Adjusted operating ratio	57.5%	58.2%	62.1%	62.7%

(1)	Operating ratio is defined as operating expenses as a percentage of revenues.

Constant currency

Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rates of the comparable period in the prior year. The average foreign exchange rates were $1.34 and $1.33 per US$1.00 for the three and six months ended June 30, 2019, respectively, and $1.29 and $1.28 per US$1.00 for the three and six months ended June 30, 2018, respectively.
On a constant currency basis, the Company's net income for the three and six months ended June 30, 2019 would have been lower by $28 million ($0.04 per diluted share) and $58 million ($0.08 per diluted share), respectively.

Free cash flow

Management believes that free cash flow is a useful measure of liquidity as it demonstrates the Company's ability to generate cash for debt obligations and for discretionary uses such as payment of dividends, share repurchases, and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities, adjusted for the impact of business acquisitions, if any. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of net cash provided by operating activities as reported for the three and six months ended June 30, 2019 and 2018, to free cash flow:

	Three months ended June 30		Six months ended June 30
In millions	2019	2018	2019	2018
Net cash provided by operating activities	$1,716	$1,682	$2,713	$2,437
Net cash used in investing activities	(1,203)	(708)	(2,081)	(1,141)
Net cash provided before financing activities	513	974	632	1,296
Adjustment: Acquisition, net of cash acquired (1)	—	—	167	—
Free cash flow	$513	$974	$799	$1,296

(1)	Relates to the acquisition of the TransX Group of Companies ("TransX"). See Note 3 - Business combination to CN's 2019 unaudited Interim Consolidated Financial Statements for additional information.

CN | 2019 Quarterly Review – Second Quarter 7

Non-GAAP Measures – unaudited

Adjusted debt-to-adjusted EBITDA multiple

Management believes that the adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) multiple is a useful credit measure because it reflects the Company's ability to service its debt and other long-term obligations. The Company calculates the adjusted debt-to-adjusted EBITDA multiple as adjusted debt divided by adjusted EBITDA. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of debt and net income to the adjusted measures presented below, which have been used to calculate the adjusted debt-to-adjusted EBITDA multiple:

In millions, unless otherwise indicated	As at and for the twelve months ended June 30,	2019	2018
Debt		$13,354	$11,874
Adjustments:
Operating lease liabilities, including current portion (1)		543	491
Pension plans in deficiency		475	459
Adjusted debt		$14,372	$12,824
Net income		$4,425	$5,620
Interest expense		510	482
Income tax expense (recovery)		1,249	(396)
Depreciation and amortization		1,479	1,285
EBITDA		7,663	6,991
Adjustments:
Other income		(166)	(244)
Other components of net periodic benefit income		(312)	(309)
Operating lease cost (1)		202	195
Adjusted EBITDA		$7,387	$6,633
Adjusted debt-to-adjusted EBITDA multiple (times)		1.95	1.93

(1)
The Company adopted Accounting Standards Update (ASU) 2016-02: Leases and related amendments (Topic 842) in the first quarter of 2019. The Company now includes operating lease liabilities, as defined by Topic 842, in adjusted debt and excludes operating lease cost, as defined by Topic 842, in adjusted EBITDA. Comparative balances previously referred to as present value of operating lease commitments and operating lease expense have not been adjusted and are now referred to as operating lease liabilities and operating lease cost, respectively. See Note 2 - Recent accounting pronouncements to CN's 2019 unaudited Interim Consolidated Financial Statements for additional information.

8 CN | 2019 Quarterly Review – Second Quarter